No Act

10000520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 5, 2010

ACT SEA
SECTION
RULE 14a-8(i)(2)
PUBLIC AVAILABILITY March 5, 2010

Joel E. Terwilliger, Associate General Counsel
Boulder Growth and Income Fund, Inc.
2344 Spruce Street, Suite A
Boulder, Colorado 80302

Re: Boulder Growth and Income Fund, Inc.

Dear Mr. Terwilliger:

In a letter dated December 17, 2009, you notified the Securities and Exchange Commission (the "Commission') of the intent of Boulder Growth and Income Fund ("Fund") to omit from its proxy materials a shareholder proposal ("Proposal") submitted by Larry Lattimore.[1] The proposal states:

> RESOLVED, Pursuant to Article XIII of the amended and restated bylaws ("Bylaws") of Boulder Growth and Income Fund, Inc. ("BIF"), the stockholders of BIF hereby amend the Bylaws to add the following new Article XIV:
>
> ARTICLE XIV VALUATION OF SECURITIES – If it shall be determined by a federal or state court or regulatory authority that the Corporation, in connection with its determination of net asset value as of any fiscal quarter in 2008 or 2009, has overvalued an aggregate of no less than $1,000,000 of the auction rate preferred securities it holds, by a margin of greater than 5%, then the Board shall, subject to its fiduciary duties, terminate the Corporation's investment advisory agreement as soon as reasonably practicable.

You requested our assurance that we would not recommend enforcement action to the Commission if the Fund excludes the Proposal in reliance upon paragraphs (1), (2), (5) and (7) of Rule 14a-8(i) under the Securities Exchange Act of 1934. Your arguments are addressed below.

Rule 14a-8(i) (2)

You argue that the Proposal may be omitted under Rule 14a-8(i) (2) because if implemented, it would violate federal securities laws. You characterize the Proposal as an attempt to "end-run" the shareholder voting requirements of the Investment Company Act of 1940 (the "1940 Act") by "essentially amending the termination provisions of the Advisory Agreement through a change to the Fund's bylaws rather than via the Advisory Agreements themselves."

[1] We also received and reviewed a letter dated January 15, 2010 from Adam W. Finerman, Esq., on behalf of Larry Lattimore.

The Proposal does not constitute an amendment to the Fund's advisory agreement; rather, it provides for a bylaw amendment that would direct the Board to take action subject to its fiduciary duties. Accordingly, we cannot assure you that we would not recommend enforcement action if the Fund omits the Proposal in reliance upon Rule 14a-8(i) (2).

Rule 14a-8(i) (1)

You argue that the Proposal may be omitted under Rule 14a-8(i) (1) because it is not a proper subject under Maryland law. Rule 14a-8(j) (2) (iii) requires the Fund to provide a supporting opinion of counsel when basing its reasons for omitting a proposal on a matter of state law. In analyzing such an opinion of counsel, the staff considers whether counsel is licensed to practice law in the jurisdiction where the law is at issue. (*Staff Legal Bulletin No. 14B (CF)* dated September 15, 2004). Your December 17, 2009 letter does not represent that you are a member of the Maryland bar. Accordingly, we cannot assure you that we would not recommend enforcement action if the Fund omits the Proposal in reliance upon Rule 14a-8(i) (1).

Rule 14a-8(i) (5) and (7)

You argue that the Proposal may be omitted under Rule 14a-8(i) (5) because it is not relevant to the Fund's operations. Alternatively, you argue that the Proposal may be omitted under Rule 14a-8(i) (7) because it deals with a matter relating to the Fund's ordinary business operations. The Proposal concerns termination of the advisory contract in the event a court or regulatory authority determines that the Fund overpriced securities it held and thus is relevant to the Fund's operations and goes beyond ordinary business operations. We are thus unable to concur in your view that the Fund may exclude the Proposal under Rule 14a-8(i)(5) or (7), and cannot assure you that we would not recommend enforcement action if the Fund omits the Proposal in reliance upon Rule 14a-8(i)(5) or (7).

In connection with the foregoing, please see the enclosure, which sets forth a brief discussion of the Division's procedures regarding shareholder proposals. If you have any questions concerning this matter, please telephone me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel
Office of Disclosure and Review

enclosure
cc: Adam W. Finerman, Esq. (w/encl.)

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

BOULDER FUNDS

BOULDER GROWTH & INCOME FUND, INC.

2344 SPRUCE STREET – SUITE A – BOULDER, COLORADO 80302
TELEPHONE (303) 442-2156 FACSIMILE (303) 245-0420

December 17, 2009

Joel L. Terwilliger, Esq.
Associate General Counsel

Via Email and Certified U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

With a copy to: Olshan Grundman Frome Rosenzweig & Wolosky LLP
Attention: Adam Finerman, Esq.
65 East 55th Street – Park Avenue Tower
New York, NY 10022

And to: Larry Lattimore
5602 Hardegran Street
Indianapolis, IN 46227

RE: Boulder Growth & Income Fund, Inc. [File No. 811-02328] – shareholder proposal submitted by Mr. Larry Lattimore

Ladies and Gentlemen:

Enclosed on behalf of Boulder Growth & Income Fund, Inc. (the "**Fund**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is a shareholder proposal and other materials (the "**Proposal**") (attached as Exhibit A) to be submitted to shareholders at the Fund's next annual meeting (the "**Annual Meeting**"), submitted by Mr. Larry Lattimore (the "**Proponent**") and received by the Fund regarding a bylaw amendment to the Fund's governing organizational documents. As a matter of procedure, the Proponent was previously afforded an opportunity pursuant to Rule 14a-8(f) to correct a number of Defects (as further defined below) in the Proposal, but refused to do so.

The purpose of this letter is to set forth the reasons why the Fund believes it may not be proper to include the Proposal in its 2010 proxy statement. In addition, please accept this letter to serve as a supporting opinion of counsel – pursuant to Rule 148a-(j)(2)(iii) – as to all matters of law expressed herein, as I am an attorney duly admitted to practice law.

In accordance with Rule 14a-8(j), we are by separate letter advising the Proponent of the Fund's intention to omit the proposal from the company's proxy statement and providing him with a copy of this letter.

The Proposal.

The Proposal reads as follows:

RESOLVED, Pursuant to Article XIII of the amended and restated bylaws ("Bylaws") of Boulder Growth & Income Fund, Inc. ("BIF"), the stockholders of BIF hereby amend the Bylaws to add the following new Article XIV:

"ARTICLE XIV VALUATION OF SECURITIES – If it shall be determined by a federal or state court or regulatory authority that the Corporation, in connection with its determination of net asset value as of any fiscal quarter in 2008 or 2009, has overvalued an aggregate of no less than $1,000,000 of the auction rate preferred securities it holds, by a margin of greater than 5%, then the Board shall, subject to its fiduciary duties, terminate the Corporation's investment advisory agreement as soon as reasonably practicable."

The Proposal may be properly omitted under Rule 14a-8(i).

1. Overview.

The Proposal fails to comply with various provisions set forth under Rule 14a-8(i). In particular, and as discussed in further detail below, the Proposal fails to comply or conflicts with Rule 14(a)-8(i) because, if implemented, it:

a) Violates federal securities laws;

b) Conflicts with Maryland law;

c) Is not relevant to the Fund's day to day business and/or operations of the Fund, and;

d) Conflicts with those operations expressly delegated to the Fund's management.

2. The Proposal may be omitted under Rule 14a-8(i)(2) because, if implemented, it would violate Federal securities laws.

Under the clear terms of the Investment Advisory Agreements between the Fund and its advisers (the "**Advisory Agreements**") and the strict requirements of the Investment Company Act of 1940, as amended (the "**40 Act**"), the ability to terminate the advisers or amend the Advisory Agreements is reserved solely to the board of directors of the Fund (the "**Board**") and/or stockholders by a "vote of a majority of the outstanding voting securities". Under certain circumstances, the Proposal contemplates termination of the advisers in a vacuum, without any input, discretion or consideration by the Board (or its shareholders) of the best interests of the Fund.

The Proposal also seeks to "end-run" the 40 Act's voting requirements by essentially amending the termination provisions of the Advisory Agreements through a change to the Fund's bylaws rather than via the Advisory Agreements themselves (which necessarily requires the considered input and recommendation by the Board and approval by a majority of shareholders as dictated by the 40 Act). Not only does this Proposal seek to introduce an arbitrary and capricious approach to managing the Fund, it usurps the Board's oversight responsibility imposed by the 40 Act. Under the 40 Act and various cases which interpret it, the responsibility of evaluating the suitability of the investment advisors to the Fund and the concomitant investment advisory contracts is solely reserved to the Board and provides that it "shall be the duty of directors . . . to request and evaluate . . . the terms of [the investment advisory] contract." This requirement cannot be altered, as the Proposal suggests, through an amendment of the Fund's bylaws.

As mentioned above, the Proposal attempts to end-run the voting requirement required to either amend or terminate the Advisory Agreements without complying with the requirements of the 40 Act. The 40 Act dictates the sole means by which an advisory contract can be effected or amended, and the Advisory Agreements by operation of law incorporate these requirements. In proposing that a termination provision be inserted into the Fund's bylaws with only a "majority-of-those-voting" standard, the Proposal attempts to *lower* the 40 Act's requirement for a "majority of outstanding voting securities" standard for approval or amendment of an advisory contract. This is in direct contradiction to the 40 Act and the Advisory Agreements.

It is important to emphasize and note that, under the 40 Act, any shareholder has the unilateral and unfettered ability to challenge the competency or inappropriate actions of an adviser and seek termination of an advisory contract "by vote of a majority of the outstanding voting securities".[1] The Advisory Agreements include this required termination language. So, if the Proponent or any other shareholder perceives inappropriate actions by the advisers, *they have a clear and adequate remedy under the 40 Act*. It is clear from the specificity and tenor of the Proposal that the Proponent believes the Fund has incorrectly valued some of its investments. But rather than challenging the pricing or making a proposal to terminate the advisory contract as permitted under Section 15(a), the Proponent seeks to cloak his true intentions in an arcane proposal and seeks the Staff's assistance and blessing in end-running and diluting the voting standards and remedies already available to all stockholders under the 40 Act.

Accordingly, because the Proposal attempts to preempt and supersede federal securities laws, it does not comply with Rule 14a-8(i)(2) and may be properly omitted from the Fund's upcoming proxy for the Annual Meeting.

3. The Proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action under Maryland law.

The Proposal is not a proper subject for action by shareholders under the laws of the State of Maryland, where the Fund is organized. Under Rule 14a-8(i)(1) a shareholder proposal may be omitted from the company's proxy materials if it is not a proper subject for shareholder action under the laws of the jurisdiction of the company's organization. The note to 14a-8(i)(1) explains that proposals may not be proper under state law if they would be binding on the company, but that most proposals cast as requests or recommendations that the board of directors take certain actions are proper. At the time the corresponding note was added to the predecessor of 14a-8(i)(1) (former 14a-8(c)(1)), the SEC noted:

> ... it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors, or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by shareholders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. *Release No. 34-12999* (Nov. 22, 1976), 1976 WL 13702 (S.E.C.) at 7 (emphasis added).

In addition, Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB No. 14**") also provides: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)" (emphasis added).

The Fund is organized and exists under Maryland Corporations and Associations Law, which is the specific type of state statutory authority that the SEC contemplated in *Release No. 34-12999* and SLB No. 14. Under Maryland law, the Fund has a broad array of corporate powers, including the ability to "make contracts" and "[d]o every other act not inconsistent with law which is appropriate to promote and attain the purposes set forth in its charter." Md. Corps. and Assocs. Law, §2-103(5) and (17). According to the Fund's charter, the purpose of the Fund is to:

---

[1] See Section 15(a)(3) of the 40 Act.

> purchase or otherwise acquire, invest and reinvest in, own, sell or otherwise dispose of securities of every kind and nature[.]

Additionally, certain powers of management to accomplish this goal are set aside exclusively for the control of the board of directors:

> the Board of Directors shall have the general management and control of the business and property of the corporation, and may exercise all the powers of the corporation[.]

Accordingly, under Maryland law, corporate powers shall be exercised by or under the authority of, and the business and affairs of the Fund managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or charter. This includes, for example and as subject to the rules of the 40 Act, the power to enter into contractual arrangements as reserved by the corporation itself, i.e., the Fund, through action by the Board. Further, under Maryland law, no such power to amend or terminate a contractual arrangement is provided to the shareholders, directly or indirectly. The Proposal attempts to circumvent corporate actions by implementing a shareholder proposal which would effectively bind the Board to an arbitrary and non-discretionary course of action contrary to the powers expressly reserved to the Board under Maryland law and in contradiction to well-established interpretations of that law by the staff of the SEC. Accordingly, because the Proposal conflicts with Maryland law, it does not comply with Rule 14a-8(i)(1) and may be properly omitted from the Fund's upcoming proxy for the Annual Meeting.

4. <u>The Proposal may be omitted under Rule 14a-8(i)(5) because it is not relevant to the Fund's operations.</u>

The Proposal relates to operations of the Fund which account for less than 5% of the Fund's total assets and is not otherwise significantly related to the Fund's business. The Proposal, if implemented, would mandate that the board of directors terminate the Fund's co-investment advisory contracts (in contravention of the 40 Act) should it be determined that the Fund's holdings of "auction rate preferred securities it holds, by a margin of greater than 5%" are "overvalued".

According to Rule 14a-8(i)(5), the Proposal may be properly omitted from the Fund's proxy statement for the upcoming Annual Meeting if it concerns a matter that has no or little "relevance":

> If [it] relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business[.]

At the close of the Fund's most recent fiscal year, its holdings of auction rate preferred securities comprised less than 5% of the Fund's assets. See attached Exhibit B. Accordingly, because the Proposal lacks "relevance", it does not comply with Rule 14a-8(i)(5) and may be properly excluded from the Fund's upcoming proxy for the Annual Meeting.

5. <u>The Proposal may be omitted under Rule 14a8-(i)(7) because it conflicts with, or does not "transcend," those operations or matters relating to the company's ordinary business operations.</u>

The Proposal deals with a matter relating to the Fund's ordinary business operations and is not suitable for, and indeed conflicts with, the Fund's bylaws regarding the day-to-day management of its operations. The ongoing valuation of the Fund's portfolio of assets is a pure business function reserved to the Fund's senior management and the Board. As discussed extensively above, this day-to-day management function of the Fund is expressly reserved under Maryland law, subject to any limitation set forth in the articles of incorporation.

Indeed, under guidance recently issued by the SEC, the staff reiterated that will it consider whether the underlying subject matter of a shareholder proposal involves an "ordinary business" matter to determine whether the shareholder proposal is excludable under Rule 14a-8(i)(7). *The Division of Corporation Finance Staff Legal Bulletin No. 14E, "Shareholder Proposals," dated October 27, 2009* ("**SLB No. 14E**"). This "subject matter analysis" relies on "the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." *Id.* Although SLB No. 14E focused primarily on shareholder proposals related to risk management areas, such as CEO succession planning, it reiterates a broader consensus that proposals which do not "transcend the day-to-day business matters" are best left to the management of the company and shareholders should not unduly mandate a course of action by its board of directors. See, *The Division of Corporation Finance Staff Legal Bulletin No. 14C, "Shareholder Proposals," dated June 28, 2005; also The Division of Corporation Finance Staff Legal Bulletin No. 14A, "Shareholder Proposals," dated July 12, 2002* ("**SLB No. 14A**").

Further to this point, the SEC has previously indicated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters which are excludable under Rule 14a-8(7). See, *Exchange Act Release No. 40018 (May 21, 1998)* and as adopted in SLB No. 14A. Clearly the Proposal seeks to usurp an ordinary business matter of the Fund by introducing an arbitrary and mandatory provision to terminate a contract and associated persons on an issue best left to the Fund's board of directors.

The decision to buy and hold, or sell, certain securities including auction rate securities, is a function of the Fund's management. Concomitant with this responsibility is the duty to appropriately value these securities. Shareholders purchase securities of registered investment companies such as the Fund with the acknowledgement and understanding that professional managers are best equipped to deal with the daily business operations of the company, including the "ordinary business" of valuing the company's investments. Accordingly, because the Proposal deals with a matter relating to the Fund's ordinary business operations, it does not comply with Rule 14a-8(i)(7) and may be properly excluded from the Fund's upcoming proxy for the Annual Meeting.

Conclusion

Since the Proposal fails to satisfy or conflicts with various provisions of Rule 14a-8(i) as discussed above (the "**Defects**"), we respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if the Fund omits the Proposal from its proxy materials for its Annual Meeting. Should you disagree with our conclusions regarding these Defects, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to this matter, please do not hesitate to call me at (303) 442-2156. Please acknowledge receipt of this letter and the attached material by return email.

Yours truly,

Boulder Growth & Income Fund, Inc.

Joel L. Terwilliger, Esq.
Its Associate General Counsel

Cc: Board of Directors, Boulder Growth & Income Fund, Inc.
Stephen C. Miller, President
Art Zwickel, Esq., Paul, Hastings, Janofsky & Walker LLP
Craig Ellis, Securities & Exchange Commission

Exhibit A

Proponent's materials

O L S H A N
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
FACSIMILE: 212.451.2222

WWW.OLSHANLAW.COM

November 12, 2009

VIA FEDEX

Boulder Growth & Income Fund, Inc.
Fund Administrative Services
2344 Spruce Street, Suite A
Boulder, Colorado 80302
Attention: Stephanie J. Kelley, Secretary

Re: **Submission of resolution and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the 2010 Annual Meeting of Stockholders of Boulder Growth & Income Fund, Inc. (the "Fund")**

Dear Ms. Kelley

You should have received, under separate cover, a submission letter and a resolution and supporting statement (the "Proposal") submitted by Larry Lattimore (the "Proposing Stockholder") pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Fund's proxy statement for the Fund's 2010 annual meeting of stockholders. Enclosed please find a copy of the Proposal, which corrects a typographical error contained in the Proposal submitted by the Proposing Stockholder. We are sending this copy to ensure that the Fund has properly received this Proposal in accordance with Rule 14a-8 of the Exchange Act.

Please do not hesitate to contact me at (212) 451-2331 if you have any questions regarding this matter.

Very truly yours,

Jason W Soncini

Jason W Soncini

Enclosure

cc: Arthur D. Lipson

846126-1

NEW JERSEY OFFICE
744 BROAD STREET, 16TH FLOOR
NEWARK, NJ 07102
TELEPHONE: 973.331.7200
FACSIMILE: 973.331.7222

LARRY LATTIMORE
5602 Hardegan Street
Indianapolis, Indiana 46227

November 12, 2009

BY FACSIMILE AND FEDERAL EXPRESS

Boulder Growth & Income Fund, Inc.
Fund Administrative Services
2344 Spruce Street, Suite A
Boulder, Colorado 80302
Attention: Stephanie J. Kelley, Secretary

Re: **Submission of resolution and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for the 2010 Annual Meeting of Stockholders of Boulder Growth & Income Fund, Inc.**

Ms. Kelley:

I, Larry Lattimore (the "Proposing Stockholder") am submitting the following resolution and supporting statement attached hereto Exhibit A for inclusion in the proxy statement of Boulder Growth & Income Fund, Inc. ("BIF") for the 2010 annual meeting of stockholders (the "Annual Meeting") of BIF.

As of the date hereof, the Proposing Stockholder has continuously held at least $2,000 in market value of BIF's securities entitled to be voted on the resolution for at least one year by the date hereof, as evidenced by the letter from TD AMERITRADE attached hereto as Exhibit B and intends to continue to hold such shares through the date of the Annual Meeting. The shares are currently held in the Proposing Stockholder's brokerage account with TD AMERITRADE. Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the beneficially-owned shares.

A representative of the Proposing Stockholder will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. I assume the attached resolution and supporting statement will be included in BIF's proxy material for the Annual Meeting unless I am advised otherwise in writing (with a copy to my counsel in this matter, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Adam Finerman, Esq., telephone (212) 451-2289, facsimile (212) 451-2222).

Very truly yours,

By [signature]
Name: LARRY LATTIMORE

Proposal:

RESOLVED, Pursuant to Article XIII of the amended and restated bylaws ("Bylaws") of Boulder Growth & Income Fund, Inc. ("BIF"), the stockholders of BIF hereby amend the Bylaws to add the following new Article XIV:

"ARTICLE XIV

VALUATION OF SECURITIES

If it shall be determined by a federal or state court or regulatory authority that the Corporation, in connection with its determination of net asset value as of any fiscal quarter in 2008 or 2009, has over-valued an aggregate of no less than $1,000,000 of the auction rate preferred securities it holds, by a margin of greater than 5%, then the Board shall, subject to its fiduciary duties, terminate the Corporation's investment advisory agreement as soon as reasonably practicable."

Supporting Statement:

Fellow stockholders, I have serious concerns with the valuations BIF has been applying to the Auction Rate Preferred securities ("ARPs") it holds, and believe these securities may have been significantly over-valued by BIF. If BIF over-states the fair market value of the ARPs,

- Management fees are improperly inflated because these fees are based on the value of assets under management;

- Reported performance is misleadingly inflated because the price decline of these assets is not accurately reflected in performance calculations.

BIF maintains a significant portion of its assets in ARPs. The market for ARPs collapsed in early 2008, resulting in an extremely limited secondary market. By BIF's own admission, it is unclear when, or if, the market for these securities will return. A holder who needed to sell these securities would have been required to sell them at a significant discount. By way of example, a closed-end fund disclosed in its 2008 annual report that it had repurchased shares of its ARPs at 65% of par in October 2008.

Despite this fundamental change in the market for ARPs in 2008 and 2009, BIF has consistently valued these securities at or near face value, when, I believe, it was widely known that their fair market values were significantly less than face value. ARPs have represented as much as 15% of BIF's assets. If these securities were overvalued, then BIF's reported returns are materially overstated and BIF has significantly overpaid management fees to BIF's investment adviser. Following the February 2008 auction failures and consequent market collapse of the ARPs market, BIF valued its ARPs as follows.

Date	Principal Amount ($)	Valuation (% of Face Value)
February 29, 2008	17,900,000	100
May 31, 2008	17,900,000	100
August 31, 2008	17,900,000	100

November 30, 2008	11,675,000	100
February 28, 2009	11,147,500	98
May 31, 2009	10,750,000	98
August 31, 2009	9,050,000	98

During these periods, affiliates of BIF's investment advisor sold 138,800 BIF common shares.

The proposed amendment would require the Board to terminate the investment advisory agreement, subject to its fiduciary duties, as soon as reasonably practicable, if it is determined by a federal or state court or regulatory body that BIF has overpriced ARPs it holds, as described in the amendment.

Please Vote FOR this proposal.

TD AMERITRADE

4600 Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

November 5, 2009

Boulder Growth & Income Fund, Inc.
Fund Administrative Services
2344 Spruce Street, Suite A
Boulder, Colorado 80302
Attn: Stephanie J. Kelley Secretary

Ms Kelley

As brokerage representative for Larry Lattimore, Barry Jordan confirms that Mr. Lattimore has continuously held at least $2,000.00 in market value of Boulder Growth & Income Fund, Inc's securities for at least one year from the date hereof.

If any additional documentation is required, please feel free to call at 800-669-3900.

Sincerely

Barry J.
Account Maintenance
TD AMERITRADE

TD AMERITRADE understands the importance of protecting your privacy. We are sending you this notification to inform you of important information regarding your account. If you've elected to opt out of receiving marketing communications from us, we will honor your request.

Distributed by: TD AMERITRADE, Inc., 1005 North Ameritrade Place, Bellevue, NE 68005

Exhibit B

Boulder Growth & Income Fund, Inc.'s holdings of auction rate preferred securities as of the close of its most recent fiscal year – 11/30/2009

Auction Preferred Securities Holdings as of 11/30/2009:

Security Name	**% of Net Assets including Leverage (at par value)**
Advent Claymore Global Convertible Securities & Income Fund, Series W	2.9%
Gabelli Dividend & Income Trust, Series B	1.4%
Neuberger Berman Real Estate Securities Income Fund, Series A	0.3%
Total	4.6%

No Act

OLSHAN

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
FACSIMILE: 212.451.2222

WWW.OLSHANLAW.COM

DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

January 15, 2010

BY ELECTRONIC MAIL AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C. 20549
Attn: Vincent Di Stefano

Re: **Boulder Growth & Income Fund, Inc. (the "Fund")**
Response, Pursuant to Rule 14a-8(k), to the letter dated December 17, 2009, from Joel L. Terwilliger, Associate General Counsel of the Fund

Mr. Di Stefano:

We write on behalf of Larry Lattimore (the "Stockholder") with regard to a stockholder proposal (the "14a-8 Proposal ") submitted by the Stockholder, pursuant to its rights as a stockholder under Rule 14a-8 and Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Fund's definitive proxy statement and form of proxy (the "2010 Proxy Materials") for the Fund's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting"). Pursuant to Rule 14a-8(k) of the Exchange Act, this letter is the Stockholder's response to the letter dated December 17, 2009 of Joel L. Terwilliger, Associate General Counsel of the Fund, stating that it is the Fund's intention to exclude the 14a-8 Proposal from the 2010 Proxy Materials (the "Response Letter") (attached hereto as Exhibit A), stating the Stockholder's disagreement with the Fund's analysis.

We respectfully request that the Staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") reject the Fund's position that the 14a-8 Proposal may be excluded from the 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(2), (ii) Rule 14a-8(i)(1), (iii) Rule 14a-8(i)(5) or Rule 14a-8(i)(7) of the Exchange Act. The Fund has not demonstrated that the 14a-8 Proposal (i) would violate Federal securities laws, if implemented, (ii) is not a proper subject for action under Maryland law, (iii) is not relevant to the Fund's operations or (iv) conflicts with, or does not "transcend," those operations or matters relating to the Fund's ordinary business operations.

NEW JERSEY OFFICE
744 BROAD STREET, 16TH FLOOR
NEWARK, NJ 07102
TELEPHONE: 973.331.7200
FACSIMILE: 973.331.7222

The 14a-8 Proposal, along with its supporting statement states:

Proposal:

RESOLVED, Pursuant to Article XIII of the amended and restated bylaws ("Bylaws") of Boulder Growth & Income Fund, Inc. ("BIF"), the stockholders of BIF hereby amend the Bylaws to add the following new Article XIV:

"ARTICLE XIV

VALUATION OF SECURITIES

If it shall be determined by a federal or state court or regulatory authority that the Corporation, in connection with its determination of net asset value as of any fiscal quarter in 2008 or 2009, has over-valued an aggregate of no less than $1,000,000 of the auction rate preferred securities it holds, by a margin of greater than 5%, then the Board shall, subject to its fiduciary duties, terminate the Corporation's investment advisory agreement as soon as reasonably practicable."

Supporting Statement:

Fellow stockholders, I have serious concerns with the valuations BIF has been applying to the Auction Rate Preferred securities ("ARPs") it holds, and believe these securities may have been significantly over-valued by BIF. If BIF over-states the fair market value of the ARPs,

- Management fees are improperly inflated because these fees are based on the value of assets under management;
- Reported performance is misleadingly inflated because the price decline of these assets is not accurately reflected in performance calculations.

BIF maintains a significant portion of its assets in ARPs. The market for ARPs collapsed in early 2008, resulting in an extremely limited secondary market. By BIF's own admission, it is unclear when, or if, the market for these securities will return. A holder who needed to sell these securities would have been required to sell them at a significant discount. By way of example, a closed-end fund disclosed in its 2008 annual report that it had repurchased shares of its ARPs at 65% of par in October 2008.

Despite this fundamental change in the market for ARPs in 2008 and 2009, BIF has consistently valued these securities at or near face value, when, I believe, it was widely known that their fair market values were significantly less than face value. ARPs have represented as much as 15% of BIF's assets. If these securities were overvalued, then BIF's reported returns are materially overstated and BIF has significantly overpaid management fees to BIF's investment adviser. Following the February 2008 auction failures and consequent market collapse of the ARPs market, BIF valued its ARPs as follows.

Date	**Principal Amount ($)**	**Valuation (% of Face Value)**
February 29, 2008	17,900,000	100
May 31, 2008	17,900,000	100

August 31, 2008	17,900,000	100
November 30, 2008	11,675,000	100
February 28, 2009	11,147,500	98
May 31, 2009	10,750,000	98
August 31, 2009	9,050,000	98

During these periods, affiliates of BIF's investment advisor sold 138,800 BIF common shares.

The proposed amendment would require the Board to terminate the investment advisory agreement, subject to its fiduciary duties, as soon as reasonably practicable, if it is determined by a federal or state court or regulatory body that BIF has overpriced ARPs it holds, as described in the amendment.

Please Vote FOR this proposal.

Discussion

As provided in the supporting statement, the Stockholder submitted the 14a-8 Proposal because the Stockholder has serious concerns with the valuations the Fund has been applying to the Auction Rate Preferred securities ("ARPs") it holds. Fair and proper securities valuation is fundamental to a closed-end fund. Fund performance is determined and reported based on security valuation and management fees paid to the fund investment adviser are based on asset values. Accordingly, we believe the fair valuation of fund securities is crucial to investors. Since the market for ARPs collapsed in early 2008, it is commonly known that the market value of ARPs have plummeted and generally trade at significant discounts. The Stockholder believes the Fund's historical disclosure of its ARP valuations is an instance of the disclosed valuations being off by a significant amount, and are a misleading mispricing of a large group of securities by a significant margin. A pattern and practice of overvaluing the ARPs has serious implications for stockholders of the Fund, including inflated management fees and misleading performance results. Such actions affect the foundation of the Fund's operations and are harmful to each stockholder. Furthermore, the Stockholder believes such actions violate the very premise of the Investment Company Act of 1940 (the "1940 Act"), as amended.[1] Accordingly, the Stockholder submitted the 14a-8 Proposal, in accordance with all Federal and state laws and the Fund's governing documents, for a vote of stockholders of the Fund. In doing so, the Stockholder has taken the steps it believes are necessary to ensure that the statutory rights of the Fund's stockholders are implemented. The Stockholder believes the Fund now seeks approval from the Commission to exclude the proposal in an effort to continue to hide its misdeeds from stockholders.

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[1] See Section 1(b) of the 1940 Act which states: "...it is hereby declared that the national public interest and the interest of investors are adversely affected--...(2) when investment companies are organized, operated, managed, or their portfolio securities are selected, *in the interest of directors, officers, investment advisers...rather than in the interest of all classes of such companies' security holders...*"(emphasis added).

I. The 14a-8 Proposal would not violate Federal securities laws, if implemented

In its attempt to exclude the 14a-8 Proposal, the Fund first relies on Rule 14a-8(i)(2), which permits issuers to exclude proposals submitted pursuant to 14a-8 if a proposal would, if implemented, violate any state, federal or foreign law to which the issuer is subject. The 14a-8 Proposal, if implemented, requires the Fund's Board of Directors (the "Board"), subject to its fiduciary duties, to terminate the investment advisory agreement upon the determination by judicial or regulatory authority that the Fund overvalued an aggregate of no less than $1,000,000 of its ARPs in any fiscal quarter in 2008 or 2009. We believe this is consistent with the authority granted to stockholders of the Fund under Section 15(a)(3) of the 1940 Act, which confers independent authority on a fund's stockholders to terminate the investment advisory agreement at any time. (*The New Germany Fund, Inc.*, SEC No-Action Letter, 1998 WL 229600 (May 8, 1998)).

The 14a-8 Proposal, does not, as the Fund argues, attempt to preempt and supersede Federal securities laws. Rather, the 14a-8 Proposal provides for a bylaw amendment, to be approved by stockholders that would direct the Board to take certain actions, subject to its fiduciary duties. The 14a-8 Proposal is not an "end-run" around the 1940 Act voting requirements. The bylaw amendment would be properly approved by stockholders. There is no question, and the Fund concedes, that stockholders have the authority to terminate the advisory agreement. We do not believe the voting threshold for amending the bylaws - a majority of those voting- is problematic. However, even if one were to conclude this is a problem, a solution to this concern would be to require a vote of a majority of the outstanding voting securities for approval of the 14a-8 Proposal, in accordance with the 1940 Act.

We reject the Fund's contention that the 14a-8 Proposal would "introduce an arbitrary and capricious approach to managing the Fund." We believe this claim by the Fund without merit. The 14a-8 Proposal clearly includes the ability of the Board to comply with its fiduciary obligations, even if a court were to determine that the Fund had engaged in significant mispricing of the ARPs. If significant and material mispricing is determined by a court or regulatory body to have occurred, there has been a huge failure, which is the responsibility of the Board and the investment adviser, and this failure clearly would merit significant action. The action provided by the bylaw amendment would be subject to the Board's fiduciary obligations, which by definition means it is not arbitrary and capricious, and would further be appropriate in the opinion of a majority of stockholders.

Further, the Fund offers no relevant support for its conclusion that the 14a-8 Proposal, if implemented, would violate Federal securities laws. The Fund points to the language of Section 15(c) which states, in part, that it "shall be the duty of the directors...to request and evaluate...the terms of [the investment advisory] contract" as support for its conclusion that the 14a-8 Proposal usurps the oversight responsibility of the Board. Section 15(c), however, does not apply in this instance. The 14a-8 Proposal does not call for the evaluation of the terms of the advisory agreement, nor does it direct the process of obtaining a replacement advisor. To the contrary, the 14a-8 Proposal identifies certain actions by the Fund's investment adviser that would be so offensive to stockholders that they would necessitate the termination of the investment advisory agreement, by the Board, subject to its fiduciary duties. As discussed above, the authority to terminate the investment advisory agreement is clearly granted to stockholders by Section 15(a)(3) of the 1940 Act.

II. <u>The 14a-8 Proposal is a proper subject for action under Maryland law and, therefore, may not be omitted under Rule 14a-8(i)(1)</u>

The Fund also contends that the 14a-8 Proposal may be omitted from the 2010 Proxy Materials because it is not a proper subject for stockholder action under the laws of Maryland and binds the Fund to a course of action. However, the Staff's position that Section 15(a)(3) of the 1940 Act confers independent authority on a fund's stockholders to terminate that fund's investment advisory agreement at any time is well settled. As the Staff explained, "by the vote of a majority of the Fund's stockholders, the Fund's investment advisory agreement could be terminated by stockholder vote without the participation of the Fund's board of directors. (*The New Germany Fund, Inc.*, SEC No-Action Letter, 1998 WL 229600 (May 8, 1998); See also *CM Income Fund, Inc.*, SEC No-Action Letter, 2003 WL 1787274 (January 8, 2003), *Putnam High Income Convertible and Bond Fund*, SEC No-Action Letter, 2002 WL 927421 (April 24, 2002), *Scudder Spain and Portugal Fund, Inc.*, SEC No-Action Letter, 1998 WL 229585 (May 8, 1998)). The 14a-8 Proposal falls within the scope of termination of the investment advisory agreement by stockholders, as permitted by the 1940 Act. As the Fund notes, the Fund has a "Broad array of corporate powers, including the ability to 'make contracts' and '[d]o every other act not *inconsistent with law* which is appropriate to promote and attain the purposes set forth in its charter.'" See Md. Corps. and Assocs. Law, §2-103(5) and (15). Denying stockholders of the Fund the right to terminate the investment advisory agreement is <u>clearly</u> inconsistent with the 1940 Act. As such, we fail to see how the Fund can claim the 14a-8 Proposal conflicts with Maryland law and that it would be acceptable to omit the 14a-8 Proposal from the 2010 Proxy Materials.

The Fund offers support for its position by citing various sources that say required action **MAY** constitute unlawful action. 14a-8 proposals that propose the termination of investment advisory agreements by stockholders have been included in proxies on numerous occasions. Additionally, the Fund fails to explain how this 14a-8 Proposal differs from such 14a-8 proposals for which the Staff found no basis for omission under Rule 14a-8(i)(1).

Further, we note that, pursuant to Rule 14a-8(g), the Fund has the burden of demonstrating that it is entitled to exclude a proposal. This burden includes a supporting opinion of counsel when the Fund is basing its reasons for omitting such proposal on matters of state law. (Rule 14a-8(j)(2)(iii)). The Fund has provided no legal opinion as to whether the 14a-8 Proposal is excludable under applicable laws nor does it state that the proper implementation of the 14a-8 Proposal would violate Maryland law. Accordingly, the Fund has failed to meet its burden of demonstrating that it is entitled to exclude the 14a-8 Proposal.

III. <u>The 14a-8 Proposal is fundamental to the Fund's operations</u>

The Fund contends that the 14a-8 Proposal may be omitted from the 2010 Proxy Materials because the proposal relates to operations of the Fund that account for less than 5% of the Fund's total assets and is not otherwise significantly related to the Fund's business. The Fund mistakenly concludes that, because the ARPs referred to in the 14a-8 Proposal "comprised less than 5% of the Fund's assets" at the end of the Fund's most recent fiscal year, the 14a-8 Proposal is not "relevant." Rule 14a-8(i)(5) does not support this conclusion.

Rule 14a-8(i)(5) states that if the 14a-8 Proposal "*relates to operations* which account for less than 5 percent of the Fund's total assets at the end of its most recent fiscal year...and is not otherwise significantly related to the Fund's business" (emphasis added) the 14a-8 Proposal may be excluded from the 2010 Proxy Materials. The Fund is a "registered closed-end, diversified management investment company...that seeks to produce both income and long-term capital appreciation by investing in a portfolio of equity and debt securities." Its <u>sole operation</u> is investing in a portfolio of equity and debt securities. While the ARPs by themselves constituted less than 5% of the Fund's total *investments*, viewed as a whole they related to operations that accounted for the entirety of the Fund's operations. As the Fund has no "operations" other than investing, the 14a-8 Proposal relates to operations that account for more than 5% of the Fund's total assets.

Additionally, regardless of the percentage of the Fund's assets represented by ARPs, the Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations raise policy issues of significance to the issuer's business." (*Exchange Act Release No. 19135* (avail. Oct 26, 1982). As the Staff notes, this can occur in instances where a particular operation "which involves an arguably economically insignificant portion of an issuer's business,...*may have significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities*." (emphasis added) *Id.*

As discussed above, the 14a-8 Proposal deals with the very essence of the Fund's operations - valuing the investments in its portfolio. Security valuations affect all aspects of the Fund, from the fees paid by stockholders to the performance returns disclosed by the Fund. As 14a-8(i)(5) clearly states, the Fund may omit the 14a-8 Proposal if the proposal is also "not significantly related to the Fund's business." Accordingly, because the 14a-8 Proposal relates to a fundamental portion of the Fund's business - security valuation - it may not be excluded from the 2010 Proxy Materials.

IV. <u>The 14a-8 Proposal does not deal with the Fund's ordinary business operations and is not excludable under Rule 14a-8(i)(7)</u>

Finally, the Fund contends that the 14a-8 Proposal may be omitted from the 2010 Proxy Materials because the proposal deals with those operations or matters relating to the Fund's ordinary business operations. As support for its conclusion, the Fund cites a recent Staff Legal Bulletin in which the Staff explains that, in deciding whether 14a-8 proposals relating to an issuer's evaluation of risk are excludable under Rule 14a-8(i)(7), the Staff will consider, on a case-by-case basis, whether the proposal deals with a matter relating to an issuer's ordinary business operations, taking into account factors such as the nature of the proposal and the circumstances of the issuer to which it is directed (*Staff Legal Bulletin No. 14E (CF)* dated October 27, 2009). Even if this analysis constitutes a "broader consensus" on 14a-8 proposals generally as the Fund contends, the Fund fails to demonstrate that the 14a-8 Proposal is excludible under this framework. In its Response Letter, the Fund provides no analysis as to how the 14a-8 Proposal deals with the ordinary business of the Fund. The Fund does not take into account the nature of the proposal or the circumstances of the issuer to which it is directed. Rather, the Fund provides a blanket conclusion about investment companies generally and concludes that the 14a-8 Proposal is excludible because "professional managers are best equipped to deal with the daily business operations of the [Fund]" including the valuation of the Fund's securities.

The resolution and supporting statement both demonstrate unambiguously that the 14a-8 Proposal does not address the "ordinary business" of valuing securities. As discussed above, the 14a-8 Proposal specifically deals with the overvaluing of the ARPs, which has significant negative effects on stockholders. We believe such an overvaluation, as may be determined by a federal or state court or regulatory authority, clearly transcends ordinary business. The 14a-8 Proposal is designed to address these concerns by only requiring action following a determination by a court or regulatory authority, and having the Board's actions be subject to its fiduciary duties.

Even if one were to consider the valuation of securities as part of the Fund's ordinary business operations, the 14a-8 Proposal does not address the Fund's valuation process, as the Fund suggests. Rather it addresses certain securities valued by the Fund in 2008 and 2009. The 14a-8 Proposal is operative only if there was a material overvaluation on a material amount of securities. The Fund is free to continue its valuation of securities in accordance with its usual practices. For these reasons, it is clear that the 14a-8 Proposal does not deal with the Fund's ordinary business operations and is not excludible from the 2010 Proxy Materials under Rule 14a-8(i)(7).

V. Conclusion

Pursuant to Rule 14a-8(g), the Fund has the burden of demonstrating its entitlement to exclude a stockholder proposal. The Fund has attempted to bring the 14a-8 Proposal within any number of exclusions by misinterpreting the provisions of Rule 14a-8(i) and the 14a-8 Proposal itself. However, the Stockholder has properly asked that the Fund include in its proxy statement a proposal to amend the Fund's Bylaws such that if the Fund's investment advisor has improperly valued its securities, as determined by a court or regulatory authority, then the Fund's investment advisory agreement shall be terminated by the Board, subject to its fiduciary duties. The Fund has not met its burden of demonstrating that a valid exclusion applies to the 14a-8 Proposal. Accordingly, the Stockholder respectfully requests that the Staff not concur in the Fund's request for no-action relief concerning the omission of the 14a-8 Proposal from the 2010 Proxy Materials, and that the Staff direct the Fund to include the 14a-8 Proposal in the 2010 Proxy Materials.

On behalf of the Stockholder, we hereby file, pursuant to Rule 14a-8(k), six copies of this letter and related material cited in this letter and the Response Letter, and send a copy of this submission to the Fund. Please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed pre-addressed, stamped envelope. If you have any questions or need additional information, please call the undersigned at (212) 451-2289.

Very truly yours,

Adam W. Finerman

Enclosure

cc: Arthur D. Lipson
Larry Lattimore
Joel L. Terwilliger, Esq., Associate Counsel
Boulder Growth & Income Fund, Inc.

EXHIBIT A

BOULDER FUNDS

BOULDER GROWTH & INCOME FUND, INC.

2344 SPRUCE STREET – SUITE A – BOULDER, COLORADO 80302
TELEPHONE (303) 442-2156 FACSIMILE (303) 245-0420

Joel L. Terwilliger, Esq.
Associate General Counsel

December 17, 2009

Via Email and Certified U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

With a copy to: Olshan Grundman Frome Rosenzweig & Wolosky LLP
Attention: Adam Finerman, Esq.
65 East 55th Street – Park Avenue Tower
New York, NY 10022

And to: Larry Lattimore
5602 Hardegran Street
Indianapolis, IN 46227

RE: Boulder Growth & Income Fund, Inc. [File No. 811-02328] – shareholder proposal submitted by Mr. Larry Lattimore

Ladies and Gentlemen:

Enclosed on behalf of Boulder Growth & Income Fund, Inc. (the "**Fund**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is a shareholder proposal and other materials (the "**Proposal**") (attached as Exhibit A) to be submitted to shareholders at the Fund's next annual meeting (the "**Annual Meeting**"), submitted by Mr. Larry Lattimore (the "**Proponent**") and received by the Fund regarding a bylaw amendment to the Fund's governing organizational documents. As a matter of procedure, the Proponent was previously afforded an opportunity pursuant to Rule 14a-8(f) to correct a number of Defects (as further defined below) in the Proposal, but refused to do so.

The purpose of this letter is to set forth the reasons why the Fund believes it may not be proper to include the Proposal in its 2010 proxy statement. In addition, please accept this letter to serve as a supporting opinion of counsel – pursuant to Rule 148a-(j)(2)(iii) – as to all matters of law expressed herein, as I am an attorney duly admitted to practice law.

In accordance with Rule 14a-8(j), we are by separate letter advising the Proponent of the Fund's intention to omit the proposal from the company's proxy statement and providing him with a copy of this letter.

The Proposal.

The Proposal reads as follows:

RESOLVED, Pursuant to Article XIII of the amended and restated bylaws ("Bylaws") of Boulder Growth & Income Fund, Inc. ("BIF"), the stockholders of BIF hereby amend the Bylaws to add the following new Article XIV:

"ARTICLE XIV VALUATION OF SECURITIES – If it shall be determined by a federal or state court or regulatory authority that the Corporation, in connection with its determination of net asset value as of any fiscal quarter in 2008 or 2009, has overvalued an aggregate of no less than $1,000,000 of the auction rate preferred securities it holds, by a margin of greater than 5%, then the Board shall, subject to its fiduciary duties, terminate the Corporation's investment advisory agreement as soon as reasonably practicable."

The Proposal may be properly omitted under Rule 14a-8(i).

1. Overview.

The Proposal fails to comply with various provisions set forth under Rule 14a-8(i). In particular, and as discussed in further detail below, the Proposal fails to comply or conflicts with Rule 14(a)-8(i) because, if implemented, it:

a) Violates federal securities laws;

b) Conflicts with Maryland law;

c) Is not relevant to the Fund's day to day business and/or operations of the Fund, and;

d) Conflicts with those operations expressly delegated to the Fund's management.

2. The Proposal may be omitted under Rule 14a-8(i)(2) because, if implemented, it would violate Federal securities laws.

Under the clear terms of the Investment Advisory Agreements between the Fund and its advisers (the "**Advisory Agreements**") and the strict requirements of the Investment Company Act of 1940, as amended (the "**40 Act**"), the ability to terminate the advisers or amend the Advisory Agreements is reserved solely to the board of directors of the Fund (the "**Board**") and/or stockholders by a "vote of a majority of the outstanding voting securities". Under certain circumstances, the Proposal contemplates termination of the advisers in a vacuum, without any input, discretion or consideration by the Board (or its shareholders) of the best interests of the Fund.

The Proposal also seeks to "end-run" the 40 Act's voting requirements by essentially amending the termination provisions of the Advisory Agreements through a change to the Fund's bylaws rather than via the Advisory Agreements themselves (which necessarily requires the considered input and recommendation by the Board and approval by a majority of shareholders as dictated by the 40 Act). Not only does this Proposal seek to introduce an arbitrary and capricious approach to managing the Fund, it usurps the Board's oversight responsibility imposed by the 40 Act. Under the 40 Act and various cases which interpret it, the responsibility of evaluating the suitability of the investment advisors to the Fund and the concomitant investment advisory contracts is solely reserved to the Board and provides that it "shall be the duty of directors . . . to request and evaluate . . . the terms of [the investment advisory] contract." This requirement cannot be altered, as the Proposal suggests, through an amendment of the Fund's bylaws.

As mentioned above, the Proposal attempts to end-run the voting requirement required to either amend or terminate the Advisory Agreements without complying with the requirements of the 40 Act. The 40 Act dictates the sole means by which an advisory contract can be effected or amended, and the Advisory Agreements by operation of law incorporate these requirements. In proposing that a termination provision be inserted into the Fund's bylaws with only a "majority-of-those-voting" standard, the Proposal attempts to *lower* the 40 Act's requirement for a "majority of outstanding voting securities" standard for approval or amendment of an advisory contract. This is in direct contradiction to the 40 Act and the Advisory Agreements.

It is important to emphasize and note that, under the 40 Act, any shareholder has the unilateral and unfettered ability to challenge the competency or inappropriate actions of an adviser and seek termination of an advisory contract "by vote of a majority of the outstanding voting securities".[1] The Advisory Agreements include this required termination language. So, if the Proponent or any other shareholder perceives inappropriate actions by the advisers, *they have a clear and adequate remedy under the 40 Act*. It is clear from the specificity and tenor of the Proposal that the Proponent believes the Fund has incorrectly valued some of its investments. But rather than challenging the pricing or making a proposal to terminate the advisory contract as permitted under Section 15(a), the Proponent seeks to cloak his true intentions in an arcane proposal and seeks the Staff's assistance and blessing in end-running and diluting the voting standards and remedies already available to all stockholders under the 40 Act.

Accordingly, because the Proposal attempts to preempt and supersede federal securities laws, it does not comply with Rule 14a-8(i)(2) and may be properly omitted from the Fund's upcoming proxy for the Annual Meeting.

3. The Proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action under Maryland law.

The Proposal is not a proper subject for action by shareholders under the laws of the State of Maryland, where the Fund is organized. Under Rule 14a-8(i)(1) a shareholder proposal may be omitted from the company's proxy materials if it is not a proper subject for shareholder action under the laws of the jurisdiction of the company's organization. The note to 14a-8(i)(1) explains that proposals may not be proper under state law if they would be binding on the company, but that most proposals cast as requests or recommendations that the board of directors take certain actions are proper. At the time the corresponding note was added to the predecessor of 14a-8(i)(1) (former 14a-8(c)(1)), the SEC noted:

> ... it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors, or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by shareholders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. *Release No. 34-12999* (Nov. 22, 1976), 1976 WL 13702 (S.E.C.) at 7 (emphasis added).

In addition, Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB No. 14**") also provides: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)" (emphasis added).

The Fund is organized and exists under Maryland Corporations and Associations Law, which is the specific type of state statutory authority that the SEC contemplated in *Release No. 34-12999* and SLB No. 14. Under Maryland law, the Fund has a broad array of corporate powers, including the ability to "make contracts" and "[d]o every other act not inconsistent with law which is appropriate to promote and attain the purposes set forth in its charter." Md. Corps. and Assocs. Law, §2-103(5) and (17). According to the Fund's charter, the purpose of the Fund is to:

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[1] See Section 15(a)(3) of the 40 Act.

> purchase or otherwise acquire, invest and reinvest in, own, sell or otherwise dispose of securities of every kind and nature[.]

Additionally, certain powers of management to accomplish this goal are set aside exclusively for the control of the board of directors:

> the Board of Directors shall have the general management and control of the business and property of the corporation, and may exercise all the powers of the corporation[.]

Accordingly, under Maryland law, corporate powers shall be exercised by or under the authority of, and the business and affairs of the Fund managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or charter. This includes, for example and as subject to the rules of the 40 Act, the power to enter into contractual arrangements as reserved by the corporation itself, i.e., the Fund, through action by the Board. Further, under Maryland law, no such power to amend or terminate a contractual arrangement is provided to the shareholders, directly or indirectly. The Proposal attempts to circumvent corporate actions by implementing a shareholder proposal which would effectively bind the Board to an arbitrary and non-discretionary course of action contrary to the powers expressly reserved to the Board under Maryland law and in contradiction to well-established interpretations of that law by the staff of the SEC. Accordingly, because the Proposal conflicts with Maryland law, it does not comply with Rule 14a-8(i)(1) and may be properly omitted from the Fund's upcoming proxy for the Annual Meeting.

4. The Proposal may be omitted under Rule 14a-8(i)(5) because it is not relevant to the Fund's operations.

The Proposal relates to operations of the Fund which account for less than 5% of the Fund's total assets and is not otherwise significantly related to the Fund's business. The Proposal, if implemented, would mandate that the board of directors terminate the Fund's co-investment advisory contracts (in contravention of the 40 Act) should it be determined that the Fund's holdings of "auction rate preferred securities it holds, by a margin of greater than 5%" are "overvalued".

According to Rule 14a-8(i)(5), the Proposal may be properly omitted from the Fund's proxy statement for the upcoming Annual Meeting if it concerns a matter that has no or little "relevance":

> If [it] relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business[.]

At the close of the Fund's most recent fiscal year, its holdings of auction rate preferred securities comprised less than 5% of the Fund's assets. See attached Exhibit B. Accordingly, because the Proposal lacks "relevance", it does not comply with Rule 14a-8(i)(5) and may be properly excluded from the Fund's upcoming proxy for the Annual Meeting.

5. The Proposal may be omitted under Rule 14a8-(i)(7) because it conflicts with, or does not "transcend," those operations or matters relating to the company's ordinary business operations.

The Proposal deals with a matter relating to the Fund's ordinary business operations and is not suitable for, and indeed conflicts with, the Fund's bylaws regarding the day-to-day management of its operations. The ongoing valuation of the Fund's portfolio of assets is a pure business function reserved to the Fund's senior management and the Board. As discussed extensively above, this day-to-day management function of the Fund is expressly reserved under Maryland law, subject to any limitation set forth in the articles of incorporation.

Indeed, under guidance recently issued by the SEC, the staff reiterated that will it consider whether the underlying subject matter of a shareholder proposal involves an "ordinary business" matter to determine whether the shareholder proposal is excludable under Rule 14a-8(i)(7). *The Division of Corporation Finance Staff Legal Bulletin No. 14E, "Shareholder Proposals," dated October 27, 2009* ("**SLB No. 14E**"). This "subject matter analysis" relies on "the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." *Id.* Although SLB No. 14E focused primarily on shareholder proposals related to risk management areas, such as CEO succession planning, it reiterates a broader consensus that proposals which do not "transcend the day-to-day business matters" are best left to the management of the company and shareholders should not unduly mandate a course of action by its board of directors. See, *The Division of Corporation Finance Staff Legal Bulletin No. 14C, "Shareholder Proposals," dated June 28, 2005; also The Division of Corporation Finance Staff Legal Bulletin No. 14A, "Shareholder Proposals," dated July 12, 2002* ("**SLB No. 14A**").

Further to this point, the SEC has previously indicated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters which are excludable under Rule 14a-8(7). See, *Exchange Act Release No. 40018 (May 21, 1998)* and as adopted in SLB No. 14A. Clearly the Proposal seeks to usurp an ordinary business matter of the Fund by introducing an arbitrary and mandatory provision to terminate a contract and associated persons on an issue best left to the Fund's board of directors.

The decision to buy and hold, or sell, certain securities including auction rate securities, is a function of the Fund's management. Concomitant with this responsibility is the duty to appropriately value these securities. Shareholders purchase securities of registered investment companies such as the Fund with the acknowledgement and understanding that professional managers are best equipped to deal with the daily business operations of the company, including the "ordinary business" of valuing the company's investments. Accordingly, because the Proposal deals with a matter relating to the Fund's ordinary business operations, it does not comply with Rule 14a-8(i)(7) and may be properly excluded from the Fund's upcoming proxy for the Annual Meeting.

Conclusion

Since the Proposal fails to satisfy or conflicts with various provisions of Rule 14a-8(i) as discussed above (the "**Defects**"), we respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if the Fund omits the Proposal from its proxy materials for its Annual Meeting. Should you disagree with our conclusions regarding these Defects, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to this matter, please do not hesitate to call me at (303) 442-2156. Please acknowledge receipt of this letter and the attached material by return email.

Yours truly,

Boulder Growth & Income Fund, Inc.

Joel L. Terwilliger, Esq.
Its Associate General Counsel

Cc: Board of Directors, Boulder Growth & Income Fund, Inc.
Stephen C. Miller, President
Art Zwickel, Esq., Paul, Hastings, Janofsky & Walker LLP
Craig Ellis, Securities & Exchange Commission

Exhibit A

Proponent's materials

Exhibit B

Boulder Growth & Income Fund, Inc.'s holdings of auction rate preferred securities as of the close of its most recent fiscal year – 11/30/2009

Auction Preferred Securities Holdings as of 11/30/2009:

Security Name	% of Net Assets including Leverage (at par value)
Advent Claymore Global Convertible Securities & Income Fund, Series W	2.9%
Gabelli Dividend & Income Trust, Series B	1.4%
Neuberger Berman Real Estate Securities Income Fund, Series A	0.3%
Total	4.6%

O L S H A N

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
FACSIMILE: 212.451.2222
WWW.OLSHANLAW.COM

November 12, 2009

VIA FEDEX

Boulder Growth & Income Fund, Inc.
Fund Administrative Services
2344 Spruce Street, Suite A
Boulder, Colorado 80302
Attention: Stephanie J. Kelley, Secretary

Re: **Submission of resolution and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the 2010 Annual Meeting of Stockholders of Boulder Growth & Income Fund, Inc. (the "Fund")**

Dear Ms. Kelley

You should have received, under separate cover, a submission letter and a resolution and supporting statement (the "Proposal") submitted by Larry Lattimore (the "Proposing Stockholder") pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Fund's proxy statement for the Fund's 2010 annual meeting of stockholders. Enclosed please find a copy of the Proposal, which corrects a typographical error contained in the Proposal submitted by the Proposing Stockholder. We are sending this copy to ensure that the Fund has properly received this Proposal in accordance with Rule 14a-8 of the Exchange Act.

Please do not hesitate to contact me at (212) 451-2331 if you have any questions regarding this matter.

Very truly yours,

Jason W Soncini

Enclosure

cc: Arthur D. Lipson

NEW JERSEY OFFICE
744 BROAD STREET, 16TH FLOOR
NEWARK, NJ 07102
TELEPHONE: 973.331.7200
FACSIMILE: 973.331.7222

846126-1

Nov 12 09 04:45p

p.2

LARRY LATTIMORE
5602 Hardegan Street
Indianapolis, Indiana 46227

November 12, 2009

BY FACSIMILE AND FEDERAL EXPRESS

Boulder Growth & Income Fund, Inc.
Fund Administrative Services
2344 Spruce Street, Suite A
Boulder, Colorado 80302
Attention: Stephanie J. Kelley, Secretary

Re: **Submission of resolution and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for the 2010 Annual Meeting of Stockholders of Boulder Growth & Income Fund, Inc.**

Ms. Kelley:

I, Larry Lattimore (the "Proposing Stockholder") am submitting the following resolution and supporting statement attached hereto Exhibit A for inclusion in the proxy statement of Boulder Growth & Income Fund, Inc. ("BIF") for the 2010 annual meeting of stockholders (the "Annual Meeting") of BIF.

As of the date hereof, the Proposing Stockholder has continuously held at least $2,000 in market value of BIF's securities entitled to be voted on the resolution for at least one year by the date hereof, as evidenced by the letter from TD AMERITRADE attached hereto as Exhibit B and intends to continue to hold such shares through the date of the Annual Meeting. The shares are currently held in the Proposing Stockholder's brokerage account with TD AMERITRADE. Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the beneficially-owned shares.

A representative of the Proposing Stockholder will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. I assume the attached resolution and supporting statement will be included in BIF's proxy material for the Annual Meeting unless I am advised otherwise in writing (with a copy to my counsel in this matter, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Adam Finerman, Esq., telephone (212) 451-2289, facsimile (212) 451-2222).

Very truly yours,

By [signature]
Name: LARRY LATTIMORE

841238-5

Proposal:

RESOLVED, Pursuant to Article XIII of the amended and restated bylaws ("Bylaws") of Boulder Growth & Income Fund, Inc. ("BIF"), the stockholders of BIF hereby amend the Bylaws to add the following new Article XIV:

"ARTICLE XIV

VALUATION OF SECURITIES

If it shall be determined by a federal or state court or regulatory authority that the Corporation, in connection with its determination of net asset value as of any fiscal quarter in 2008 or 2009, has over-valued an aggregate of no less than $1,000,000 of the auction rate preferred securities it holds, by a margin of greater than 5%, then the Board shall, subject to its fiduciary duties, terminate the Corporation's investment advisory agreement as soon as reasonably practicable."

Supporting Statement:

Fellow stockholders, I have serious concerns with the valuations BIF has been applying to the Auction Rate Preferred securities ("ARPs") it holds, and believe these securities may have been significantly over-valued by BIF. If BIF over-states the fair market value of the ARPs,

- Management fees are improperly inflated because these fees are based on the value of assets under management;

- Reported performance is misleadingly inflated because the price decline of these assets is not accurately reflected in performance calculations.

BIF maintains a significant portion of its assets in ARPs. The market for ARPs collapsed in early 2008, resulting in an extremely limited secondary market. By BIF's own admission, it is unclear when, or if, the market for these securities will return. A holder who needed to sell these securities would have been required to sell them at a significant discount. By way of example, a closed-end fund disclosed in its 2008 annual report that it had repurchased shares of its ARPs at 65% of par in October 2008.

Despite this fundamental change in the market for ARPs in 2008 and 2009, BIF has consistently valued these securities at or near face value, when, I believe, it was widely known that their fair market values were significantly less than face value. ARPs have represented as much as 15% of BIF's assets. If these securities were overvalued, then BIF's reported returns are materially overstated and BIF has significantly overpaid management fees to BIF's investment adviser. Following the February 2008 auction failures and consequent market collapse of the ARPs market, BIF valued its ARPs as follows.

Date	Principal Amount ($)	Valuation (% of Face Value)
February 29, 2008	17,900,000	100
May 31, 2008	17,900,000	100
August 31, 2008	17,900,000	100

November 30, 2008	11,675,000	100
February 28, 2009	11,147,500	98
May 31, 2009	10,750,000	98
August 31, 2009	9,050,000	98

During these periods, affiliates of BIF's investment advisor sold 138,800 BIF common shares.

The proposed amendment would require the Board to terminate the investment advisory agreement, subject to its fiduciary duties, as soon as reasonably practicable, if it is determined by a federal or state court or regulatory body that BIF has overpriced ARPs it holds, as described in the amendment.

Please Vote FOR this proposal.

TD AMERITRADE

4600 Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

November 5, 2009

Boulder Growth & Income Fund, Inc.
Fund Administrative Services
2344 Spruce Street, Suite A
Boulder, Colorado 80302
Attn: Stephanie J. Kelley Secretary

Ms Kelley

As brokerage representative for Larry Lattimore, Barry Jordan confirms that Mr. Lattimore has continuously held at least $2,000.00 in market value of Boulder Growth & Income Fund, Inc's securities for at least one year from the date hereof.

If any additional documentation is required, please feel free to call at 800-669-3900.

Sincerely

Barry J.
Account Maintenance
TD AMERITRADE

TD AMERITRADE understands the importance of protecting your privacy. We are sending you this notification to inform you of important information regarding your account. If you've elected to opt out of receiving marketing communications from us, we will honor your request.

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